Exhibit (a)(2)(A)

Retek Inc. Retek on the Mall 950 Nicollet Mall Minneapolis, MN 55403 phone 612.587.5000 fax 612.587.5100 www.retek.com	Atlanta Hamburg London Melbourne Paris Tokyo
March 17, 2005
Dear Retek Stockholder:
      I am pleased to inform you that on March 16, 2005 Retek Inc. entered into an Amendment to the Agreement and Plan of Merger, dated February 28, 2005, with SAP America, Inc. and Sapphire Expansion Corporation, a wholly owned subsidiary of SAP America.
      Under the terms of the amendment, Sapphire Expansion Corporation revised its tender offer to purchase all outstanding shares of Retek common stock at an increased price of $11.00 per share net in cash, without interest thereon. The expiration date has not changed — the amended tender offer is currently scheduled to expire at 12:00 noon, New York City time, on Friday, April 1, 2005. Following the successful completion of the amended tender offer (and subject to the satisfaction or waiver of certain additional conditions), Sapphire Expansion Corporation will be merged with and into Retek, and all shares of Retek common stock not purchased in the tender offer (other than shares held by SAP America, Sapphire Expansion Corporation, or Retek stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive in cash the same price per share as paid in the tender offer.
      Retek’s board of directors has unanimously approved the amendment to the merger agreement, the amended tender offer, and the merger and has determined that the amended tender offer and merger are fair to and in the best interests of Retek’s stockholders. Accordingly, the board of directors recommends that you accept the amended tender offer and tender your shares pursuant to the offer.
      Enclosed with this letter is Amendment No. 1 to our Schedule 14D-9 containing the recommendation of the Retek board and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information.
      Also accompanying this letter is a copy of SAP’s Supplement to the Offer to Purchase and related materials, including a revised letter of transmittal for use in tendering your Retek shares. Those documents set forth the terms and conditions of the amended tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Martin J. Leestma
President and Chief Executive Officer